Exhibit 99.1

YY Group Eliminates $5.94 Million Second Financing Tranche and Cancels All Outstanding Warrants

$5.94 million second tranche and all 11,284 outstanding warrants cancelled, reducing potential dilution

Capital structure simplified, with remaining approximately $1.37 million balance to be repaid by year-end and no convertible debt or warrants outstanding thereafter

SINGAPORE, August 25, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), an AI-enabled workforce management platform and integrated facility management (IFM) provider operating across Asia and beyond, today announced that it entered into a Supplemental Agreement with the holder of its outstanding convertible promissory note (the “Holder”), effective August 20, 2026.

Under the Supplemental Agreement, the parties have cancelled the second tranche of the convertible note offering contemplated under the Securities Purchase Agreement entered into on February 27, 2026. The Supplemental Agreement also cancels, effective immediately and for no separate consideration, the Holder’s outstanding warrants to purchase up to 11,284 Class A ordinary shares issued in connection with the first tranche, eliminating the potential dilution associated with those warrants. Together, these actions reduce potential dilution and simplify the Company’s capital structure.

Under the Securities Purchase Agreement, the financing consisted of two tranches of convertible promissory notes with an aggregate principal face amount of up to $11,880,000. The initial tranche, consisting of notes with an aggregate principal amount of $5,940,000, closed on March 2, 2026, while the remaining $5,940,000 second tranche and related warrants will no longer be issued under the amended agreement.

The majority of the first tranche has been repaid. Under the Supplemental Agreement, the Company has agreed to repay the remaining approximately $1.37 million balance no later than December 31, 2026. No further interest will accrue on that amount from the effective date of the Supplemental Agreement, subject to the agreement’s default provisions.

Upon repayment in full of the remaining amount, all obligations of the parties under the convertible note will terminate and the parties will exchange mutual releases in accordance with the Supplemental Agreement. Following such repayment, the Company will have no convertible debt or warrants outstanding. The Supplemental Agreement also contains certain restrictions on the Company’s ability to conduct future equity financings.

“Strengthening our capital structure and reducing potential dilution are important steps in creating long-term value for our shareholders,” said Mike Fu, Chief Executive Officer of YY Group. “We have repaid the majority of the initial tranche and expect to settle the remaining balance by the year-end deadline. Eliminating the second tranche and cancelling all outstanding warrants further simplifies our capital structure and reduces potential dilution. We remain focused on executing our growth strategy and creating long-term shareholder value.”

The foregoing description of the Supplemental Agreement is qualified in its entirety by reference to the full text of the agreement, which will be furnished as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be filed with the Securities and Exchange Commission.

About YY Group Holding

YY Group Holding Limited (Nasdaq: YYGH) is an AI-enabled workforce management platform and integrated facility management (IFM) provider, headquartered in Singapore and operating across Asia and beyond. The Company’s intelligent workforce solutions platform, YY Circle, helps clients across hospitality, food and beverage, retail, and other service sectors predict, plan, and optimize workforce deployment. In YY Group’s IFM business, its 24IFM software platform and comprehensive IFM subsidiary portfolio support clients across hospitality, transportation, banking, retail, and mixed-use facilities.

As both business lines scale, the Company is systematically embedding AI and automation capabilities, progressing from intelligent decision support toward increasingly autonomous workforce management, to improve service quality, reduce deployment costs, and drive long-term margin expansion. Listed on the Nasdaq Capital Market, YY Group is committed to infrastructure innovation, measurable client outcomes, and long-term value creation.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company bases these forward-looking statements on its expectations and projections about future events, which the Company derives from the information currently available to it. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements involve inherent risks and uncertainties, and the forward-looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20-F, as amended.

Investor Contact

Jason Zhi Yong Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com